SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2006

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Attached hereto as Exhibit 99.1 is an Investor News issued by Fresenius Medical Care AG & Co. KGaA on October 19, 2006 announcing a new sourcing and supply agreement with Amgen.

EXHIBITS

Exhibit 99.1	Investor News Release issued dated October 19, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: October 19, 2006

FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/S/ DR. BEN J. LIPPS
Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board

By:	/S/ LAWRENCE A. ROSEN
Name:	Lawrence A. Rosen
Title:	Chief Financial Officer

Exhibit 99.1

Investor News

Fresenius Medical Care AG & Co. KGaA

Investor Relations

Else-Kröner-Str. 1

D-61352 Bad Homburg

Contact:

Oliver Maier

Phone: + 49 6172 609 2601

Fax: + 49 6172 609 2301

E-mail: ir@fmc-ag.com

North America: Terry Proveaux

Phone: + 1 800 948 2538

Fax: + 1 931 901 1224

E-mail: ir@fmc-ag.com

Internet: http://www.fmc-ag.com

October 19, 2006

Fresenius Medical Care Announces

New Sourcing and Supply Agreement with Amgen

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (or “Company”) today announced that its subsidiary, Fresenius Medical Care Holdings Inc. (FMC-NA) has entered into a new sourcing and supply agreement with Amgen USA, Inc. (Amgen) under which Amgen will supply FMC-NA’s commercial requirements in the United States and Puerto Rico for erythropoiesis stimulating proteins for dialysis patients, inclusive of EPOGEN (Epoetin alfa) and Aranesp (Darbepoetin alfa). Amgen is the sole supplier of these products for use with dialysis patients in the U.S. The new sourcing and supply agreement runs from October 1, 2006 to December 31, 2011, and replaces the previous product purchase agreement between the parties. In addition, the companies will explore collaborations to develop new product formulations to further enhance standards of care.

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EPOGEN and Aranesp contain artificially produced hormone which stimulate the production of red blood cells. Dialysis patients cannot produce this hormone on their own; therefore, artificial erythropoietin is administered during dialysis treatments to regulate anemia.

Dr. Ben Lipps, Chairman of the Management Board and Chief Executive Officer of the Company commented, “We selected Amgen as our sole supplier based on more than ten years of demonstrated clinical efficacy and safety with Epogen which has led to significant clinical outcome improvements in anaemic dialysis patients. Amgen and Fresenius Medical Care are well known for their commitment to developing and establishing new therapies for the benefit of patients with end-stage renal disease worldwide. Fresenius Medical Care and Amgen will also explore opportunities to collaborate to further improve patient outcomes.”

# # #

Aranesp and Epogen are trademarks of Amgen Inc.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,078 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,675 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products). Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p). For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

About Amgen

Amgen discovers, develops and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses. With a broad and deep pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. For more information about Amgen visit the Company’s website at www.amgen.com.

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About EPOGEN®

EPOGEN® (Epoetin alfa) is a recombinant protein with the same mechanism of action as endogenous human erythropoietin, a protein produced by the kidneys to stimulate the production of oxygen-transporting red blood cells. Patients with end-stage renal disease do not produce adequate amounts of erythropoietin and consequently suffer from the energy-draining signs and symptoms of chronic anemia. Epogen is indicated for patients with chronic kidney disease and anemia receiving dialysis.

About Aranesp®

Introduced in 2001, Aranesp® (darbepoetin alfa) is a recombinant erythropoietic protein that stimulates production of oxygen-carrying red blood cells, with greater biological activity and a longer half-life than Epoetin alfa. Aranesp is indicated for patients with chronic kidney disease and anemia receiving dialysis and not on dialysis and chemotherapy-induced anemia.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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